Exhibit 12.1

SENIOR HOUSING PROPERTIES TRUST

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 31,				Year Ended December 31,
	2006		2005		2005		2004		2003		2002		2001
Earnings:
Net income	$15,667		$13,865		$58,705		$56,742		$45,874		$50,184		$17,018
Fixed charges	11,371		11,223		46,633		41,836		37,899		30,210		7,334
Adjusted earnings	$27,038		$25,088		$105,338		$98,578		$83,773		$80,394		$24,352

Fixed charges:
Interest expense	$11,371		$11,223		$46,633		$41,836		$37,899		$30,210		$7,334
Ratio of earnings to fixed charges	2.4	x	2.2	x	2.3	x	2.4	x	2.2	x	2.7	x	3.3	x